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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549



                              FORM 8-A/12(b)/A-1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
            (Exact name of registrant as specified in its charter)


         Pennsylvania                                        23-6216339
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(State of Incorporation or organization)    (IRS Employer Identification Number)


455 PENNSYLVANIA AVENUE
SUITE 135
FORT WASHINGTON, PENNSYLVANIA                                    19034
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(Address of principal executive officers)                      (Zip Code)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box.

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction (A)(c)(2), please check the following box.


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                         Name of Each Exchange on which
to be so Registered                         Each Class is to be Registered
-------------------                         -------------------------------

Shares of Beneficial Interest,              New York Stock Exchange, Inc.
$1.00 par value

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)


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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

         The following amends, restates and supersedes in its entirety the Form 8- A/12(b) Registration Statement of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the "Trust"), filed with the Securities and Exchange Commission on November 13, 1997.

ITEM 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

         Under the Trust Agreement as Amended and Restated December 16, 1997 (the "Trust Agreement") of the Trust, the Trust has the authority to issue up to 100,000,000 shares of beneficial interest, par value $1.00 per share (the "Shares") and up to 25,000,000 preferred shares of beneficial interest, par value $1.00 per share (the "Preferred Shares"). Only Shares have been registered under Section 12(b) of the Securities Exchange Act of 1934. No Preferred Shares are currently outstanding.

General Provisions

         Voting, Dividend and Other Rights. Subject to the provisions of the Trust Agreement regarding "Excess Shares" (See " -- Restrictions on Transfer"), (i) the holders of the Shares are entitled to one vote per Share on all matters voted on by holders of the Shares ("Shareholders"), including elections of the Board of Trustees of the Trust (the "Trustees"), and (ii) subject to the rights of holders of any Preferred Shares, if any, ("Preferred Shareholders"), the Shareholders are entitled to a pro rata portion of such distributions as may be declared from time to time by the Trustees from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Trust available for distribution to such holders. The majority of Shares voting on a matter at a meeting at which at least a majority of the Shares are present in person or by proxy constitutes the act of the Shareholders, except with respect to the election of Trustees (see below). While the Shareholders generally possess all of the voting power, the Trust Agreement permits the Trustees to (a) issue, classify or reclassify up to 25,000,000 Preferred Shares, which may have voting rights equal to or superior to the Shares, and (b) authorize the holders of securities of affiliates of the Trust to vote with the Shareholders on certain matters, and the Trustees have exercised that right as to certain Trust affiliates with respect to fundamental changes in the Trust (i.e. mergers, consolidations and sales of substantially all of the Trust's assets). All Shares are fully paid and nonassessable. Shareholders do not have any pre-emptive rights to purchase Trust securities.

         The Trust Agreement provides that the Trustees may (a) issue, classify or reclassify shares of beneficial interest as Preferred Shares having preferences to the Shares in any matter, including rights in liquidation or to dividends; (b) issue options, rights (including Shareholder rights plans), and other securities having conversion or option rights; and
(c) authorize the creation and issuance by subsidiaries and affiliates of the Trust of securities having conversion and option rights in respect of Shares. Thus, the rights of holders of existing Shares are subject to preferred rights as to dividends and in liquidation (and other such matters) to the extent set forth in any subsequently authorized Preferred Shares or class of Preferred Shares.

         Board of Trustees. The Board of Trustees is divided into three classes serving staggered three-year terms. The Trust Agreement does not provide for cumulative voting in the election of Trustees, and the candidates receiving the highest number of votes are elected to the office of Trustee.

         Trustee Nomination Process. The Trust Agreement provides that nominations for election to the office of Trustee at any Annual or Special Meeting of Shareholders shall be made by the Trustees, or, subject to the rights of Preferred Shareholders, by petition in writing delivered to the Secretary of the Trust not fewer than thirty-five (35) days prior to such meeting signed by the


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holders of at least two percent (2%) of the Shares outstanding on the date of such petition. Unless nominations shall have been made as aforesaid, they shall not be considered at such meeting unless the number of persons nominated as aforesaid shall be fewer than the number of persons to be elected to the office of Trustee at such meeting, in which such event nominations for the Trustee positions which would not otherwise be filled may be made at the meeting by any person entitled to vote in the election of Trustees.

         Fundamental Change. Pursuant to the Trust Agreement, the Trustees may amend, on their own authority, the Trust Agreement, except that: (i) no amendment shall be effected to increase the liability of the shareholders;
(ii) no amendment may be adopted requiring additional contributions from or assessments against the Shareholders; (iii) without the affirmative vote of the holders of a majority of votes cast by (A) all Shareholders entitled to vote thereon (excluding holders of Preferred Shares that are entitled to vote thereon exclusively as a class) and (B) the holders of any class or series of Preferred Shares entitled to vote thereon as a class, no amendment (other than an amendment designating Preferred Shares) may be effected if the purpose or reasonably foreseeable effect of such amendment is to prevent or impede the acquisition by a person (or a group of persons acting in concert) of voting control over voting shares of the Trust that would entitle the holders thereof to cast at least 20% of the votes that all Shareholders would be entitled to cast in an election of Trustees of the Trust; (iv) no amendment which increases the number of Shares or Preferred Shares which may be outstanding shall be effected without the affirmative vote of the holders of a majority of the votes cast by (A) all Shareholders entitled to vote thereon (excluding Preferred Shares that are entitled to vote thereon exclusively as a class) and
(B) the holders of any class or series of Preferred Shares entitled to vote thereon as a class; and (v) no amendment to the provisions regarding the amendment of the Trust Agreement, the dissolution of the Trust or fundamental changes to the Trust (i.e., mergers, sales of all or substantially all of the Trust's assets) shall be effected without the affirmative vote of Shareholders whose votes are at the time of such amendment necessary to effect the pertinent action.

         Transfer Agent. The transfer agent for the Shares is American Stock Transfer Company.

Limited Liability of Shareholders

         The Trust Agreement provides that Shareholders, to the fullest extent permitted by applicable law, as amended or supplemented, are not liable for any act, omission or liability of a Trustee or the Trust and that the Trustees have no general power to bind them personally. Notwithstanding the foregoing, there may be liability in some jurisdictions which may decline to recognize a business trust as a valid organization. With respect to all types of claims in such jurisdictions, and with respect to tort claims, contract claims where the required provision is omitted, and possible tax claims in jurisdictions where the business trust is treated as a partnership for certain purposes, Shareholders may be personally liable for such obligations to the extent that the Trust does not satisfy such claims. The Trust conducts substantially all of its business in jurisdictions other than the Commonwealth of Pennsylvania in entities recognized in the relevant jurisdiction to limit the liability of equity owners. The Trust carries insurance in amounts which the Trustees deem adequate to cover foreseeable tort claims.

Restrictions on Transfer

         Among the requirements for qualification of the Trust as a REIT under the United States Internal Revenue Code of 1986, as amended (the "Code") are,
(i) not more than 50% in value of its outstanding Shares (after taking into account options to acquire Shares) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last

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half of a taxable year, (ii) the Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and (iii) certain percentages of the Trust's gross income must be from particular activities. In order to continue to qualify as a REIT under the Code, provisions of the Trust Agreement restrict the ownership and transfer of Shares (the "Ownership Limit Provisions").

         The Ownership Limit Provisions provide that no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% in value of the Shares. A comparable restriction applies to the ownership of any Preferred Shares. The Trustees may waive the Ownership Limit Provisions if evidence satisfactory to the Trustees and tax counsel to the Trust is presented that such ownership will not jeopardize the Trust's status as a REIT.

         Issuance or transfers of Shares in violation of the Ownership Limit Provisions or which would cause the Shares to be beneficially owned by fewer than 100 persons are void ab initio and the intended transferee acquires no rights to the Shares.

         In the event of a purported transfer or other event that would, if effective, result in the ownership of Shares in violation of the Ownership Limit Provisions, such transfer or other event with respect to that number of Shares that would be owned by the transferee in excess of the Ownership Limit Provisions automatically are exchanged for Excess Shares (the "Excess Shares"), authorized by the Trust Agreement, according to the rules set forth therein, to the extent necessary to insure that the purported transfer or other event does not result in the ownership of Shares in violation of the Ownership Limit Provisions. Any purported transferee or other purported holder of Excess Shares is required to give written notice to the Trust of a purported transfer or other event that would result in the issuance of Excess Shares.

         Excess Shares are not treasury shares but rather continue as issued and outstanding shares of beneficial interest. While outstanding, Excess Shares will be held in trust. The trustee of such trust shall be the Trust. The beneficiary of such trust shall be designated by the purported holder of Shares. Excess Shares are not entitled to any dividends or distributions. If, after the purported transfer or other event resulting in an exchange of Shares for Excess Shares and prior to the discovery by the Trust of such exchange, dividends or distributions are paid with respect to the Shares that were exchanged for Excess Shares, then such dividends or distributions are to be repaid to the Trust upon demand. Subject to the rights of Preferred Shareholders, if any, Excess Shares participate ratably (based on the total number of Shares and Excess Shares) in any liquidation, dissolution or winding up of the Trust. Except as required by law, holders of Excess Shares are not entitled to vote with respect to such Shares on any matter. While Excess Shares are held in trust, any interest in that trust may be transferred by the trustee only to a person whose ownership of Shares will not violate the Ownership Limit Provisions, at which time the Excess Shares will be automatically exchanged for the same number of Shares for which the Excess Shares were originally exchanged. The Trust Agreement contains provisions that are designed to insure that the purported transferee or other purported holder of Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the Shares for which Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid to the Trust. If the foregoing restrictions are determined to be invalid by any court of competent jurisdiction then the intended transferee or holder of any Excess Shares may be deemed, at the option of the Trust, to have acted as an agent on behalf of the Trust in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Trust.


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         The Trust Agreement further provides that Excess Shares shall be deemed to have been offered for sale to the Trust at the lesser of the price paid for the Shares by the purported transferee or in the case of a gift, devise or other transaction, the market price for such Shares at the time of such gift, devise or other transaction or the market price for the Shares on the date the Trust or its designee exercises its option to purchase. The Trust may purchase such Excess Shares during a 90-day period, beginning on the date of the violative transfer if the original transferee-Shareholder gives notice to the Trust of the transfer or, if no notice is given, the date the Board of Trustees determines that violative transfer has been made.

         Each Shareholder upon demand is required to disclose to the Trust in writing such information with respect to the direct, indirect and constructive ownership of Shares as the Board of Trustees deems necessary to comply with the provisions of the Trust Agreement or the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. Certificates representing shares of beneficial interest of any class or series issued after September 29, 1997 will bear a legend referring to the restrictions described above.

Change-in-Control Provisions

         Ownership Limit. In order to protect its status as a REIT, the Trust must satisfy certain conditions, including the conditions that (i) no more than 50% in value of the outstanding Shares may be owned, directly or indirectly, by five or fewer individuals and (ii) the Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To this end, the Trust Agreement, among other things, prohibits (a) any holder from owning more than 9.9% of its outstanding Shares without the consent of the Board of Trustees after evidence satisfactory to the Trustees and tax counsel to the Trust is presented evidencing that such ownership will not jeopardize the Trust's tax status as a REIT, and (b) transfers of Shares which would cause the Trust to be beneficially owned by fewer than 100 persons. These limitations may have the effect of precluding acquisition of control of the Trust by a third party.

         Staggered Board. The Trust's Board of Trustees has three classes of trustees. The term of office of one class expires each year. Trustees for each class are elected for three-year terms upon the expiration of the respective class' term. Trustees may only be removed by the Shareholders during their term of office for "cause," as that term is defined in the Trust Agreement. The staggered terms for trustees may affect the shareholders' ability to take control of the Trust, even if a change in control were in the shareholders' interest.

         Multiple Classes and Series of Shares of Beneficial Interest. The Trust Agreement provides that the Trustees may issue, classify or reclassify up to 25,000,000 Preferred Shares (including classes and series of Preferred Shares having preferences to the Shares in any matter, including rights in liquidation or to dividends) and options, rights (including Shareholder rights plans), and other securities having conversion or option rights and may authorize the creation and issuance by subsidiaries and affiliates of the Trust of securities having conversion and option rights in respect of Shares. The Trust Agreement further provides that the terms of such rights or other securities may provide for disparate treatment of certain holders or groups of holders of such rights or other securities. The issuance of such rights or Preferred Shares could have the effect of delaying or preventing a change of control of the Trust, even if a change in control were in the Shareholders' interest. No such rights or Preferred Shares are currently issued or outstanding.

Item 2.  Exhibits.

         The following exhibits are filed with the copies of this registration statement filed with the New York Stock Exchange. They are not filed with, or

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incorporated by reference in, the copies of this registration statement filed with the Securities and Exchange Commission:

         1.       Trust Agreement, as amended and restated on December 16, 1997.


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                                   SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                     PENNSYLVANIA REAL ESTATE
                                     INVESTMENT TRUST



                                     By: /s/ Jeffrey A. Linn
                                         ------------------------------------
                                         Jeffrey A. Linn
                                         Senior Vice President-Acquisitions
                                           and Secretary

Date:  December 17, 1997